AM 3-7-2005

05036802

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2005 WASH, D.C. 213

SEC FILE NUMBER
8-49297

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Quaker Capital Markets Group Inc.

DBA LEIGHTON McGILL GROUP, INC..

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 DARBY ROAD
(No. and Street)

PAOLI (City) PA (State) 19301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald P. McGill (610) 725-9290
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas P. Hauke, CPA
(Name - if individual, state last, first, middle name)

13 East 37th. Street, Suite 501 (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 7 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Donald P. McGill, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Leighton McGill Group, Inc. (Company) at December 31, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

____

Donald P. McGill, President

Sworn and subscribed to before me this 22ND day of FEBRUARY, 2005.

Peggy J. Burroughs

NOTARIAL SEAL
PEGGY J. BURROUGHS, NOTARY PUBLIC
TREDYFFRIN TWP., CHESTER COUNTY
MY COMMISSION EXPIRES AUG. 12, 2007

LEIGHTON McGILL GROUP, INC.

(SEC I.D. No. 8-49297)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2004
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

LEIGHTON McGILL GROUP, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

THOMAS P. HAUKE
Certified Public Accountant
13 East 37th. Street, Suite 501
New York, NY 10016

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Leighton McGill Group, Inc.

I have audited the accompanying balance sheet of Leighton McGill Group, Inc., as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leighton McGill Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for the purpose of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas P. Hauke, CPA

New York, NY
February 3, 2005

LEIGHTON McGILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash	$	150
Deposit with clearing firm		25,000
Receivable from clearing firm		1,824
Prepaid expenses		2,135
Office equipment ($14.037), net of accumulated depreciation of $14,037		-
Total Assets	$	29,109

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	5,404
Demand officer loan (no interest)		900
Total Liabilities		6,304
Contingencies		-
Stockholders' Equity:		
Common stock, 2,000 shares authorized, no par value; 1,500 shares issued and and outstanding		1,500
Additional paid-in capital		26,085
Retained (deficit)		(4,780)
Total Stockholders' Equity		22,805
Total Liabilities and Stockholders' Equity	$	29,109

See accompanying notes.

LEIGHTON McGILL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	32,547
Costs and Expenses:		
Commissions		5,103
Clearing costs		13,875
Telephone		2,277
Rent		4,903
Regulatory fees and expenses		898
Professional fees		3,250
Office supplies and expense		1,062
Insurance		2,838
Depreciation expense		2,324
Loss on securities distributed to stockholders		2,550
Total Costs and Expenses		39,080
Operating income		(6,533)
Inteerest income		330
Net (Loss)	$	(6,203)

See accompanying notes.

LEIGHTON McGILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net (loss)	$ (6,203)
Adjustment to reconcile net (loss) to net cash (used) by operating activities:	
Depreciation	2,324
Securities losses	2,550
Decrease in receivable from clearing firm	2,597
(Increase) in prepaid expenses	(2,135)
(Decrease) in accounts payable and accrued expenses	(2,841)
Net Cash (Used) By Operating Activities	(3,708)
Cash Flows From Investing Activities:	
	-
Cash Flows from Financing Activities:	
Increase in demand office loan	1,400
Stockholder contributions	1,200
Net Cash Provided By Investing Activities	2,600
Net (Decrease) In Cash	(1,108)
Cash beginning of period	1,258
Cash end of year	$ 150

See accompanying notes.

LEIGHTON McGILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, December 31, 2003	$ 1,500	$ 40,285	$ 1,423	$ 43,208
Stockholder distributions, net	-	(14,200)	-	(14,200)
2004 Net (loss)	-	-	(6,203)	(6,203)
Balance, December 31, 2004	$ 1,500	$ 26,085	$ (4,780)	$ 22,805

See accompanying notes.

LEIGHTON McGILL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. ORGANIZATION AND NATURE OF BUSINESS

Leighton McGill Group, Inc. was incorporated in the State of Pennsylvania on April 3, 1996 and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of agency transactions and limited investment banking activities.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Correspondent Services (RBC), all securities transactions of the Company are cleared through RBC, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by RBC.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues
Commissions realized on agency transactions are recorded on a trade date basis.

Office Equipment
Office equipment is stated at cost ($14,037) and has been depreciated on the straight-line basis over its estimated useful life of 5 years. At December 31, 2004, the company's office equipment ($14,037) was fully depreciated but is still in use.

Income Taxes
Income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes*. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting basis and tax basis of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the

future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. At December 31, 2004, the Company had approximately $4,800 of tax loss carry forwards for which no benefit has been reported in the financial statements because those benefits may not be realized. A 100% valuation allowance has been provided.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first twelve months of business and 15 to 1 thereafter. At December 31, 2003, the Company had net capital of $20,670, which was in excess of its required net capital of $5,000. The Company's percent of aggregate indebtedness to net capital is 30%.

4. CONTINGENT LIABILITY

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

5. INCOME TAXES

The Company has not accrued any income taxes because of its current year's loss. The Company has not recorded any tax benefits from its loss carry-forwards as those benefits have been completely offset by a valuation allowance reflecting the uncertainty of their realization.

6. FAIR VALUE

The Company's financial instruments approximate fair value.

7. NON CASH INVESTING AND FINANCING ACTIVITIES.

During 2004, the Company distributed to the stockholders, National Association of Securities Dealers, Inc. (NASD) stock (FMV of $6,300) and warrants (carried at a cost of $21,100) with a carrying value of $27,400, accounting for the distribution as a reduction in the securities offset by a reduction of demand officer loan of $12,000 and a return of capital of $15,400.

8. PLANNED SALE BY ONE COMPANY STOCKHOLDER

On December 16, 2004, one of the Company's two stockholders has agreed to sell his 100% stake in the Company to a third party. The sale is subject to Regulator review and approval.

9. RELATED PARTY TRANSACTIONS

The Company is provided office space and administrative services by one of its stockholders. In 2004, the Company paid approximately $3,700 and recorded $1,200 as a contribution to capital as the cost of such services.

LEIGHTON McGILL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:		
Total stockholders' equity		$ 22,805
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses	(2,135)	
Total deductions		(2,135)
Net capital before haircuts on securities positions		20,670
Haricuts on securities positions		-
Net Capital		$ 20,670
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ 5,404	
Demand office loan	900	
Total aggregate indebtedness		$ 6,304
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,000
Excess net capital at 1000%		$ 20,040
Percent of aggregate indebtedness to net capital		30%

The above computation does not differ materially from the December 31, 2004 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

THOMAS P. HAUKE
Certified Public Accountant
13 East 37th. Street, Suite 501
New York, NY 10016

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Leighton McGill Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of Leighton McGill Group, Inc. (the "Company") for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures folloId by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures folloId by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material Iaknesses under standards established by the American Institute of Certified Public Accountants. A material Iakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Holver, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material Iaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures Ire adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, NY
February 3, 2005